UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QRS Corporation

(Name of Issuer)

Avling Partners, LLC and GTCR Golder Rauner, LLC, together as Offeror

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74726X105

(CUSIP Number)

Peter R. Johnson
600 Montgomery Street, 45th Floor
San Francisco, CA 94111
(415) 248-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

(*) No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 12. Exhibits.
EXHIBIT INDEX
LTR:AVLING PARTNERS,LLC & GTCR GOLDER RAUNER,LLC

Item 12. Exhibits.

(a)(1)(i) Letter from Avling Partners, LLC and GTCR Golder Rauner, LLC, dated July 16, 2004.

EXHIBIT INDEX

Index No.
(a)(1)(i)	Letter from Avling Partners, LLC and GTCR Golder Rauner, LLC, dated July 16, 2004.